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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 6)1



                            PRICE LEGACY CORPORATION
                                (Name of Issuer)


              8 3/4% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
                         (Title of Class of Securities)


                                    741444301
                                 (CUSIP Number)


                                 JAMES F. CAHILL
                                 PRICE ENTITIES
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 16, 2001
             (Date of Event Which Requires Filing of this Statement)



         If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 pages)


------------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 741444301               SCHEDULE 13D/A             PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sol Price
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S. Citizen
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
          NUMBER OF
                                            6,616,583 (see Item 5)
           SHARES                   --------------------------------------------
                                    8       SHARED VOTING POWER
        BENEFICIALLY
                                            2,260,346 (see Item 5)
          OWNED BY                  --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER
       EACH REPORTING
                                            6,616,583 (see Item 5)
           PERSON                   --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
            WITH
                                            2,260,346 (see Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,876,929 (see Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [X]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       32.6% (see Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------


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CUSIP NO. 741444301               SCHEDULE 13D/A             PAGE 3 OF 6 PAGES

             This Amendment No. 6 to Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation and further amends the Schedule 13D filed by Sol Price on August 27, 1998 and subsequently amended by Amendments No. 1 through 5 thereto (as amended, the "Schedule 13D"). The Schedule 13D is hereby further amended as follows:2


ITEM 1.    SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation ("Series A Preferred Stock"), a Maryland corporation ("Price Legacy").

         The address of the principal executive offices of Price Legacy is 17140 Bernardo Center Drive, San Diego, California 92128.


ITEM 2.    IDENTITY AND BACKGROUND.

         (a), (f) This statement on Schedule 13D is filed by Sol Price, a U.S. citizen.

         (b) The principal business address of Mr. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

         (c) The principal occupation of Mr. Price is self-employed investor and manager of The Price Group LLC ("Price Group").

         (d)-(e) During the last five years, Mr. Price has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         Shares of Series A Preferred Stock acquired pursuant to the transactions numbered as 25, 26 or 27 in Item 5(c) below were acquired by accepting such shares as payment in full of certain notes payable to the acquiring entity described therein. Such shares were acquired for investment purposes only.


ITEM 4.    PURPOSE OF TRANSACTION.

         The information set forth in Item 3 is incorporated herein by reference.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.3


---------------------------
         2 Transactions reported in the original Schedule 13D filed on August 27, 1998 or any of Amendments No. 1 through 5 thereto are not reported again in this Amendment No. 6 to Schedule 13D. For information about such transactions, please refer to such prior filings.

         3 Calculation of percentage ownership hereunder is based on approximately 27,269,386 shares of Series A Preferred Stock outstanding as of September 30, 2001, as reported in Amendment No. 1 to the Quarterly Report on Form 10-Q/A filed by Price Legacy with the Securities and Exchange Commission (the "SEC") on November 14, 2001.


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CUSIP NO. 741444301               SCHEDULE 13D/A             PAGE 4 OF 6 PAGES


         (a) Mr. Price may be deemed to beneficially own 8,876,929 shares of Series A Preferred Stock, representing approximately 32.6% of the outstanding Series A Preferred Stock, as follows:

                           (i) 6,317,956 shares as the sole trustee of the Price Family Charitable Trust U/T/D 3/10/84 ("PFCT");4

                           (ii) 298,627 shares as the sole trustee of the Sol & Helen Price Trust ("SHPT");5

                           (iii) 1,291,546 shares as a director of The Price Family Charitable Fund ("PFCF") and of which Mr. Price disclaims beneficial ownership; and

                           (iv) 968,800 shares as a manager of Price Group and of which Mr. Price disclaims beneficial ownership.

                  These shares exclude 6,650,441 shares of Series A Preferred Stock which may be deemed to be beneficially owned by Robert Price ("Mr. R. Price"), the son of Mr. Price, and of which Mr. Price disclaims beneficial ownership.

         (b) The power to vote and dispose of these 8,876,929 shares is as follows:

                           (i) As the sole trustee of each of PFCT and SHPT, Mr. Price has sole power to vote and dispose of 6,616,583 shares in the aggregate.

                           (ii) As a director of PFCF, Mr. Price may be deemed to share the power to vote and dispose of 1,291,546 shares with Mr. R. Price, James F. Cahill, Jack McGrory, Allison Price, Helen Price, Bill Gorham, Murray Galinson, and Joseph R. Satz, each of who is a director of PFCF (collectively, the "PFCF Directors"). Mr. Price disclaims beneficial ownership of these shares.

                           (iii) As a manager of Price Group, Mr. Price may be deemed to share the power to vote and dispose of 968,800 shares with Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Kathy Hillan, and Mr. Satz, each of who is a manager of Price Group (collectively, the "Price Group Managers"). Mr. Price disclaims beneficial ownership of these shares.

                  The principal occupation of Mr. R. Price is self-employed investor and manager of Price Group. The principal occupation of each of Mr. Cahill, Mr. McGrory, Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of Price Group. The principal occupation of Mr. Gorham is self-employed investor. Ms. A. Price and Ms. H. Price are not presently employed.

                  The business address of each of the PFCF Directors and the Price Group Managers is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                  During the last five years, none of the PFCF Directors or the Price Group Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a
---------------------------------
         4 Excludes 64,133 shares of Series A Preferred Stock pledged to PFCT to secure certain notes held by PFCT. PFCT does not have the right to vote or dispose of the pledged shares prior to a default under the applicable note.

         5 Excludes 12,800 shares of Series A Preferred Stock pledged to SHPT to secure certain notes held by SHPT. SHPT does not have the right to vote or dispose of the pledged shares prior to a default under the applicable note.

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CUSIP NO. 741444301               SCHEDULE 13D/A             PAGE 5 OF 6 PAGES


                  result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                  Each of the PFCF Directors and the Price Group Managers is a U.S. citizen.

         (c)      24.      On October 2, 2001 and October 3, 2001, PFCF
                           contributed an aggregate of 1,000,000 shares to a charitable organization.

                  25. On November 16, 2001, Price Group received 118,515 shares, valued at $15.00 per share, as payment in full for one or more notes payable to Price Group and secured by such shares.

                  26. On November 16, 2001, PFCT received 420,060 shares, valued at $15.00 per share, as payment in full for one or more notes payable to PFCT and secured by such shares.

                  27. On November 16, 2001, SHPT received 183,389 shares, valued at $15.00 per share, as payment in full for one or more notes payable to SHPT and secured by such shares.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 6 of Amendment No. 4 to Schedule 13D, filed by Mr. Price with the SEC on January 3, 2001, is incorporated herein by reference.


ITEM 7.    EXHIBITS.

         The information set forth in Item 7 of Amendment No. 2 to Schedule 13D, filed by Mr. Price with the SEC on November 2, 1998, is incorporated herein by reference.



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CUSIP NO. 741444301               SCHEDULE 13D/A             PAGE 6 OF 6 PAGES

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  November 26, 2001


                                          SOL PRICE


                                          /s/ Sol Price
                                          --------------------------------------